[XILINX, INC. LETTERHEAD]

CONFIDENTIAL

October 29, 2008

VIA EDGAR
Mr. Eric Atallah
Reviewing Accountant
United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

RE:	Xilinx, Inc.
Form 10-K for the fiscal year ended March 29, 2008
Filed May 28, 2008
Form 10-Q for the quarter ended June 28, 2008
File No. 0-18548

Dear Mr. Atallah:

The following letter is provided to you in response to your letter dated October 21, 2008 concerning the Form 10-K for the fiscal year ended March 29, 2008 and Form 10-Q for the fiscal quarter ended June 28, 2008 of Xilinx, Inc. (“Xilinx” or the “Company”).

We have organized our responses to correspond to the numbering system provided in your letter. Additionally, the text of each of the numbered comments in your letter has been duplicated in italicized type to precede each of the Company's responses. We welcome any questions you may have about our comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K fiscal Year ended March 29, 2008

Note 2. Summary of Significant Accounting Policies and Concentrations of Risk, page 41

Revenue Recognition, page 43

SEC Comment:

1.	We note that deferred income in shipments to distributors reflects expected gross margin to be realized when your distributors are sold to end customers. In future filings, please revise your disclosures here or in MD&A to disclose the gross amounts of deferred revenue and deferred costs that comprise the net amount presented on the balance sheet.

Xilinx Response:

The Company notes your comment and will revise its disclosure accordingly in future filings. The revised disclosure will be included in the Company’s upcoming filing of Form 10-Q ended September 27, 2008, under the subheading of Revenue Recognition in the Critical Accounting Policies and Estimates section of Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Note 15. Segment Information, page 61

SEC Comment:

2.	We note your disclosure of long-lived assets by geographical area, which appears to include goodwill. Please note that the guidance in Question 22 of the FASB Staff Implementation Guidance on Applying FASB Statement 131 states that intangible assets should not be included in this disclosure. Please revise future filings as appropriate.

Xilinx Response:

The Company notes your comment and will revise its disclosure accordingly in its Form 10-K ending March 28, 2009 as well as future filings.

Form 10-Q for the quarter June 28, 2008

Note 3 – Fair Value Measurements, page 6

SEC Comment:

3.	We note that the fair value of your investments in auction rate securities and senior class asset backed securities were measured using Level 3 inputs due to a lack of market activity and liquidity. Please revise your Management’s Discussion and Analysis, in future filings to disclose how you determined the unobservable inputs and how the resulting fair value of your assets and possible changes to those values, impacted or could impact your results of operations, liquidity, and capital resources. In this regard, the March 2008 and September 2008 sample letters sent by the Division of Corporation Finance highlight some of the MD&A disclosure matters that you may want to consider when applying the guidance in SFAS No. 157. These letters are available on our website at http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0308.htm and http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm.

Xilinx Response:

The Company notes your comment and will revise its disclosure accordingly in future filings. The revised disclosure will be included in the Company’s upcoming filing of Form 10-Q ended September 27, 2008, under the subheading of Liquidity and Capital Resources in the Financial Condition, Liquidity and Capital Resources section of Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18.

Restructuring Charges, page 25

SEC Comment:

4.	We note that you commenced a restructuring plan that has eliminated 7% of your workforce. As appropriate, please revise future filings to disclose the expected effects from your restructuring plans on future earnings and cash flows and whether you expect the cost savings to be offset by anticipated increases in other expenses or reduced revenues. In future periods, if actual savings anticipated by the restructuring plan not be achieved as expected or are achieved in periods other than as expected, discuss that outcome, its reasons and the possible effects on future operating results and liquidity. Refer to SAB Topic 5(P)(4).

Xilinx Response:

The Company notes your comment and will revise its disclosure accordingly in future filings. The revised disclosure will be included in the Company’s upcoming filing of Form 10-Q ended September 27, 2008, under the subheading of Restructuring Charges in the Results of Operations section of Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In connection with the above responses to your comments, we hereby acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that this letter is responsive to your comments. We would appreciate receiving any further comments at your earliest convenience. You may contact Lorenzo Flores, Corporate Controller and Vice President of Finance, at (408) 879-3420 or Andy Wong, Senior Director of Corporate Accounting, at (408) 879-4647 with any questions.

Sincerely,

/s/ Jon A. Olson

Jon A. Olson
Senior Vice President and
Chief Financial Officer